40-33

Branch 18
811-7758

AIM
INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

December 17, 2003

03044095

DEC 23 2003

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and AMVESCAP, PLC

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., an investment adviser, and AMVESCAP, PLC, two copies of one pleading in *L. Scott Karlin Derivatively on Behalf of INVESCO Funds Group, Inc., v. AMVESCAP PLC, et al.*, received on or about December 8, 2003.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes

PROCESSED
JAN 23 2004
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Karlin v AMVESCAP\Corr\L-121703SEC.doc
121703 (2) vxv

CT System

Service of Prc cess Transmittal Form
Denver, Colorado

12/02/2003

Via Federal Express (2nd Day)

TO: GLEN PAYNE General Counsel
INVESCO Funds Group, Inc.
7800 East Union Avenue
Mail Stop # 201
Denver, CO 80237

Tison Cory
INVESCO Funds Group, Inc.
PO Box 173706
Denver, CO 80217-3706

RE: PROCESS SERVED IN COLORADO

FOR INVESCO Funds Group, Inc. Domestic State: De

ENCLOSED ARE COPIES OF LEGAL PROCESS RECEIVED BY THE STATUTORY AGENT OF THE ABOVE COMPA IY AS FOLLOWS:

1. TITLE OF ACTION: L Scott Karlin, INVESCO FUNDS GROUP, INC. vs Amves ap, PLC, et al TO: INVESCO FUNDS GROUP, INC.

2. DOCUMENT(S) SERVED: Summons, Attachments, Derivative Complaint Jury Trial)emanded

3. COURT: United States District Court, District of Colorado
Case Number 03MK2406

4. NATURE OF ACTION: Plaintiff seeks compensation for Defendants alleged viola ions of section 36 of the Investment Company Act and common law breach of fid· ciary duty

5. ON WHOM PROCESS WAS SERVED: The Corporation Company, Denver, Colorado

6. DATE AND HOUR OF SERVICE: By Process server on 12/01/2003 at 16:02

7. APPEARANCE OR ANSWER DUE: Within 20 days

8. ATTORNEY(S): Charles W Lilley
303-293-9800
1600 Stout Street
Suite 1100
Denver, CO 80202

9. REMARKS:

CC: Jeffrey Kupor
AMVESCAP Group Services, Inc.
1315 Peachtree Street, NE
Suite 500
Atlanta, GA 30309

SIGNED CT :orporation System
PER Chr sten Vinnola /AV
ADDRESS 16: 5 Broadway
Sui a 1200
Der ver, CO 80202
CC OP WS 0005891011

Information contained on this transmittal form is recorded for C T Corporation System's record keepin(p rposes only and to permit quick reference for the recipient. This information does not constitute a legal opinion as to the nature of action, the amount of amages, the answer date, or any information that can be obtained from the documents themselves. The recipient is responsible for interpreting ne documents and for taking the appropriate action.

12-1-03
12:06 PM

SUMMONS IN A CIVIL ACTION

United States District Court for the District of Colorado

Civil Action Nu nber:

03-MK-2406(BNB)

L. SCOTT KARLIN Derivatively on Behalf of INVESCO FUNDS GROUP, INC.

PLAINTIFF(S),

v.

AMVESCAP, PLC,
INVESCO,INC.,
CANARYCAPITALPARTNERS,LLC,
CANARY INVESTMENT MANAGEMENT, LLC., AND
CANARY CAPITAL PARTNERS, LTD.

DEFENDANT(S).

SUMMONS

To the above named Defendant(s):

You are hereby summoned and required to serve upon
Charles W. Lilley

plaintiff's attorney, whose address is:

LILLEY & GARCIA LLP
1600 Stout Street Suite 1100
Denver, Colorado 80202

AND FILE WITH THE CLERK OF THE COURT

an answer to the complaint which is herewith served upon you, within 20 days of service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint.

Gregory C. Langham, Clerk

By: ____________________
Deputy Clerk

(Seal of the Court)

Date: 11-28-03

Clerk, U.S. District Court, Room A-105 Alfred A. Arraj U.S. Courthouse, 901 19th Street, Denver, Colorado 80294-3589

NOTE: This summons is issued pursuant to Rule 4 of the Federal Rules of Civil Procedure.

RETURN OF SERVICE

NAME OF SERVER:	TITLE:

Check one box to indicate appropriate method of service.

☐ Served personally upon the defendant Place where left: ______________________

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.
Name of person with whom the summons and complaint where left: ______________________

☐ Returned unexecuted:: ______________________

☐ Other (specify). ______________________

STATEMENT OF SERVICE OF FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service is true and correct.

Executed on: ______________________
Date

____
Signature of Server

____
Address of Server

UNITED STATES DISTRICT COURT FOR THE DISTRICT OF COLORADO

Instructions Regarding Notice of Availability of a United States Magistrate Judge to Exercise Jurisdiction Pursuant to 28 U.S.C. § 636(c), Fed. R. Civ. P. 73, and D.C.COLO.LCivR 72.2

Attached please find a copy of the United States District Court for the District of Colorado Local Rules of Practice 72.2 (D.C.COLO.LCivR 72.2), a Notice of Availability of a Magistrate Judge to Exercise Jurisdiction and Consent to the Exercise of Jurisdiction by a United States Magistrate Judge, and a proposed Order of Reference.

Pursuant to D.C.COLO.LCivR 72.2, it is the responsibility of the filing party to serve a copy of these instructions, D.C.COLO.LCivR 72.2, and the attached forms on the opposing party or parties and to file proof of such service with the court. The filing party is the plaintiff when an action is commenced by the filing of a complaint, the defendant when an action is commenced by the filing of a notice of removal, the third-party plaintiff when a third-party complaint is filed, or any party that adds an additional party to the civil action.

If ALL parties have consented to this exercise of jurisdiction please file an original and two copies of the Notice and Consent and proposed Order of Reference. In accordance with D.C.COLO.LCivR 72.2D, the Notice and Consent must be filed no later than ten days after the discovery cut-off. In cases not requiring discovery, the parties shall have 40 days from the filing of the last responsive pleading to file their unanimous consent.

If any additional parties are added after the entry of an Order of Reference to the magistrate judge under 28 U.S.C. § 636(c), the party adding an additional party or parties MUST file with the clerk a document titled "Notice," which informs the clerk that an additional party has or parties have been added. The notice MUST provide the added party's address, or parties' addresses, so that the clerk can serve a copy of these instructions, D.C.COLO.LCivR 72.2, and attached forms upon the newly added party or parties in accordance with D.C.COLO.LCivR 72.2F. This mailing will be completed promptly.

You are encouraged to serve the summons and complaint promptly so that the added party or parties will understand the reason for being sent the attached forms from the Clerk's Office.

D.C.COLO.LCivR 72.2
CONSENT JURISDICTION OF MAGISTRATE JUDGES

A. Designation. Pursuant to 28 U.S.C. § 636(c)(1) and subject to the provisions of this rule, all full-time magistrate judges in the District of Colorado are specially designated to conduct any or all proceedings in any jury or nonjury civil matter and order the entry of judgment in the case. This rule, implementing 28 U.S.C. § 636(c) consent jurisdiction in the District of Colorado, does not affect assignments to magistrate judges under other court rules and orders of reference.

B. Prohibition. No judicial officer, court official, or court employee may attempt to influence the granting or withholding of consent to the reference of any civil matter to a magistrate judge under this rule. The form of notice of right to consent to disposition by a magistrate judge shall make reference to the prohibition and shall identify the rights being waived.

C. Notice. Upon the filing of any civil case, the clerk shall deliver to the plaintiff(s) written notice of the right of the parties to consent to disposition of the case by a magistrate judge pursuant to 28 U.S.C. § 636(c) and the provisions of this rule. The written notice shall be in such form as the district judges shall direct. The clerk shall also provide copies of such notice to be attached to the summons and thereafter served upon the defendant(s) in the manner provided by Fed. R. Civ. P. 4. A failure to serve a copy of such notice upon any defendant shall not affect the validity of the service of process or personal jurisdiction over the defendant(s).

D. Unanimous Consent; Determination. Written consent to proceed before a magistrate judge must be filed no later than ten days after the discovery cut-off date. In cases not requiring discovery, the parties shall have 40 days from the filing of the last responsive pleading to file their unanimous consent. When there is such consent, the magistrate judge shall forthwith notify the assigned district judge, who will then determine whether to enter an order of reference pursuant to 28 U.S.C. § 636(c).

E. Reassignment. Upon entry of an order of reference pursuant to 28 U.S.C. § 636(c), the civil action will be reassigned to a magistrate judge by random draw, excluding the magistrate judge previously assigned.

F. Additional Parties. Any party added to the action or served after reference to a magistrate judge under this rule shall be notified by the clerk of the right to consent to the exercise of jurisdiction by the magistrate judge pursuant to 28 U.S.C. § 636(c). If any added party does not file a consent to proceed before a magistrate judge within 20 days from the date of mailing of the notice, the action shall be returned to the assigned district judge for further proceedings.

G. Vacating Reference. The district judge, for good cause shown on the district judge's own initiative or under extraordinary circumstances shown by a party, may vacate a reference of a civil matter to a magistrate judge under this rule.

H. Appeal. Upon entry of a judgment in any civil action on consent of the parties under 28 U.S.C. § 636(c) authority, an appeal shall be directly to the United States Court of Appeals for the Tenth Circuit in the same manner as an appeal from any other judgment of this court.

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No ____________________

Plaintiff(s).

v.

Defendant(s).

NOTICE OF AVAILABILITY OF A UNITED STATES MAGISTRATE JUDGE TO EXERCISE JURISDICTION

In accordance with the provisions of 28 U.S.C. § 636(c), Fed. R. Civ. P. 73. and D.C.COLO.LCivR 72.2, you are hereby notified that a United States magistrate judge of this district court is available to handle all dispositive matters in this civil action, including a jury or nonjury trial, and to order the entry of a final judgment. Exercise of this jurisdiction by a magistrate judge, however, is permitted only if all parties voluntarily consent and the district judge orders the reference to a magistrate judge under 28 U.S.C. § 636(c).

You may, without adverse substantive consequences, withhold your consent, but this will prevent the court's jurisdiction from being exercised by a magistrate judge. If any party withholds consent, the identity of the parties consenting or withholding consent will not be communicated to any magistrate judge or to the district judge to whom the case has been assigned.

Pursuant to D.C.COLO.LCivR 72.2, no district judge or magistrate judge, court official, or court employee may attempt to influence the granting or withholding of consent to the reference of any civil matter to a magistrate judge under this rule.

An appeal from a judgment entered by a magistrate judge shall be taken directly to the appropriate United States Court of Appeals in the same manner as an appeal from any other judgment of a district court.

If this civil action has been referred to a magistrate judge to handle certain nondispositive matters, that reference shall remain in effect. Upon entry of an order of reference pursuant to 28 U.S.C. § 636(c), the civil action will be drawn randomly to a magistrate judge, excluding the magistrate judge previously assigned.

CONSENT TO THE EXERCISE OF JURISDICTION BY A UNITED STATES MAGISTRATE JUDGE

In accordance with the provisions of 28 U.S.C. § 636(c), Fed. R. Civ. P. 73, and D.C.COLO.LCivR 72.2, the parties in this civil action hereby voluntarily consent to have a United States magistrate judge conduct any and all further proceedings in the case, including the trial, and order the entry of a final judgment.

Signatures	Party Represented	Date
____________ Print ____________	____________	____________
____________ Print ____________	____________	____________
____________ Print ____________	____________	____________
____________ Print ____________	____________	____________

NOTE: Return the original and a copy of this form to the clerk of the court ONLY IF all parties have consented ON THIS FORM to the exercise of jurisdiction by a United States magistrate judge. Also attach a captioned proposed order. (See attached).

(06/21/02)

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. ____________________

Plaintiff(s).

v.

Defendant(s).

ORDER OF REFERENCE PURSUANT TO 28 U.S.C. § 6 6 (c)

Pursuant to D.C.COLO.LCivR 72.2 on the ______ day of ________________, ______, Magistrate Judge ____________________ notified the court of the parties' unanimous consent to dispositi n of the above action by a United States Magistrate Judge. Now, therefore, being sufficiently advised,

IT IS ORDERED as follows:

1. The above action is referred for disposition to a magistrate judge pursua t to 28 U.S.C. § 636 (c);

2. The above action will be randomly assigned to a magistrate judge selectt d by random draw, excluding Magistrate Judge ____________________; and

3. Upon such reassignment, the above case number will be amended to refl ct the magistrate judge to whom the case is reassigned.

BY THE COU .T:

DATED: ____________________

____
Judge, United S ates District Court

NOTICE OF REASSIGNMENT

Pursuant to the above order, this civil action is reassigned to United States Magis rate Judge ____________________.

James R. Mans eaker, Clerk
By ____________________, Deputy Clerk

(06/21/02)

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

CIVIL ACTION NO 03-MK-2406(BNB)

L. SCOTT KARLIN
Derivatively on Behalf of
INVESCO FUNDS GROUP, INC.

Plaintiff

v.

AMVESCAP, PLC,
INVESCO, INC.,
CANARY CAPITAL PARTNERS, LLC,,
CANARY INVESTMENT MANAGEMENT, LLC., AND
CANARY CAPITAL PARTNERS, LTD.,

Defendants

and

INVESCO FUNDS GROUP, INC.,

Nominal Defendant

DERIVATIVE COMPLAINT
JURY TRIAL DEMANDED

The plaintiff, L. Scott Karlin, derivatively on behalf of the Invesco Funds Group, Inc. ("Invesco Funds"), hereby complain against the defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, and pursuant to 28 U.S.C. § 1331, as the action arises under the laws of the United States.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

3. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the defendants maintain head quarters in this judicial district.

4. In connection with the acts and practices alleged herein, defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

5. Plaintiff L. Scott Karlin, a resident of Tustin, California holds 3,936 shares of the Invesco Growth Fund.

6. Defendant Amvescap, PLC ("Amvescap") is a United Kingdom corporation with its headquarters in London, England. Amvescap is the parent company of defendant Invesco, Inc. ("Invesco"), and nominal defendant Invesco Funds.

7. Defendant Invesco is the investment advisor of the Invesco Funds. Its headquarters are at 4350 South Monaco Street, Denver, Colorado, 80237.

8. Defendant Canary Capital Partners, LLC ("CCP"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey At all relevant times, CCP was a hedge fund engaged in the business of late trading and timing mutual funds.

9. Defendant Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds.

10. Defendant Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, Canary Asset Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

11. CCP, CCP Ltd., and CIM are collectively referred to herein as "Canary." Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of its business occurred after the close of U.S. markets, Canary employees regularly worked into the evening.

12. Nominal defendant Invesco Funds, with headquarters at 4350 South Monaco St., Denver, Colorado, 80237, consists of 10 registered investment companies. The Boards/Trustees of the Invesco Funds consists of the same twelve individuals.

PRELIMINARY STATEMENT

13. This derivative action is brought under Section 36 of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b), as well as common law claims for breach of fiduciary duty,

to recover damages for injuries to the Invesco Funds, and indirectly o their shareholders, caused by the defendants' unlawful trading activities in the funds.

14. Like all other mutual funds, Invesco Funds' shares ai : valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in N :w York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the sc curities that comprise a particular fund's portfolio plus the value of any uninvested cash tha the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placec after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," ha been required by law since 1968.

15. Because of forward pricing, mutual funds are suscep ble to a manipulative practice known as "late trading." Late trading is the unlawful practi :e of allowing some investors to purchase mutual fund shares <u>after</u> 4:00 p.m. at that day s NAV, even though such after-hours trades should be priced at the next day's NAV. Late tra lers seek to take advantage of events that occur after the close of trading on any given day, whil : purchasing shares of mutual funds at prices that do not take those events into consideratic n. For example, if a mutual fund invests in the stock of a particular company that announces pos tive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutu al fund at the 4:00 p.m. price, which does not reflect the favorable information. When tradii g opens the next day, the price of the effected company's stock will rise, causing the fund's N AV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday s heaper price, or sell those shares and realize an immediate profit.

18. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares. Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund.

19. Another manipulative practice used to exploit forward pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares designed to exploit the effect of forward pricing. One timing scheme is "time zone arbitrage," which seeks to take advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect them and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

20. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not

have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

21. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of forward pricing.

22. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

FACTUAL BACKGROUND

23. Beginning before 2000, defendant Canary began to time certain small cap technology funds (subject to "liquidity arbitrage") on days when the market was up, and sold its shares as soon as the market began to decline. Canary was able to time these funds over and over again – systematically transferring wealth out of the funds – because of an illicit agreement with a senior executive of the fund family who allowed unlimited timing privileges in exchange for assets that Canary parked in a private equity fund investment.

24. Canary continued to devote considerable energy to finding other such negotiated timing opportunities in 2000, 2001, 2002 and 2003. Indeed, beginning in late 2000, Canary engaged a consultant who was devoted exclusively to looking for timing capacity. By July of 2003, Canary had negotiated (sometimes directly, and sometimes through intermediaries) timing

agreements with approximately thirty mutual fund families, many o which involved "sticky assets" – i.e., money parked in another investment vehicle – of one l ind or another.[1]

25. In 2000, Canary also began to expand its timing capa ity through an approach called "timing under the radar." This refers to placing trades in mut al fund shares in such a way that the timing activity is difficult for the mutual fund family whose funds are targets to detect. Timers who pursue this strategy trade through brokers or other inter nediaries who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their ac ivity will be lost amid the other trades in the omnibus account.

26. While Canary targeted a number of funds for timing ı nder the radar, that scheme was never lasting or dependable. Such timing trades were subject to discovery and the timer being shut down if the mutual fund company noticed the unusual act vity. It was much better business for Canary to negotiate for timing capacity directly with the fund managers, even if it had to tie up some of its capital in "sticky assets" to do so.

27. Canary achieved spectacular -- albeit unlawful - succ ss by timing and late trading in mutual funds.

28. In 1998, Canary achieved profits of 18 percent profit, and in 1999 its profits soared to 110 percent.

---

[1] As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund i which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bor d fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

29. In the year 2000, Canary achieved a net return of 49.[illegible] percent while the S&P 500 declined by 9 percent and the NASDAQ declined by 39 percent. By early 2001, Canary had $184 million in assets.

30. In 2001, Canary earned a net return of 28.5 percent, while the S&P 500 and the NASDAQ declined by 13 percent and 21 percent, respectively. By the end of 2001, Canary's assets had swelled to nearly $400 million.

31. In 2002, Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively. Canary's assets soared to $730 million.

32. After achieving disappointing profits of just 1.5 percent in the first five months of 2003, as U.S. equity markets were rising, Canary returned all funds contributed by outside investors. A letter accompanying the checks to investors stated: "We hope that you considered the ride to be a good one."

33. Typically a single management company sets up a number of mutual funds to form a family. For example, Invesco is the manager for the Invesco Funds. While each mutual fund is a separate company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are usually employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each mutual fund and its investors.

34. At all relevant times, Invesco managed the Invesco Funds and controlled and was responsible for the day-to-day operation of the Invesco Funds.

35. Management companies make their profit from fees they charge the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Timers

frequently offer managers more assets in exchange for the right to time. Fund managers, such as Invesco have succumbed to temptation and allowed innocent investors in targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

36. Fund managers typically have the power simply to reject timed purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

37. Canary found many mutual fund managers willing to allow it to time its trades in exchange for large investments in the funds. In the period from 2000 to 2003, Canary entered into agreements with dozens of mutual fund families, including defendant Invesco, allowing it to time many different mutual funds. Typically, Canary would agree with the fund manager on which funds would be timed – often international and equity funds offering time zone or liquidity arbitrage – and then move the timing money quickly between those funds and a resting place in a money market or similar fund in the same fund family. By keeping the money – often many million dollars – in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early

redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

38. Invesco, too, succumbed to Canary's temptation and granted it permission to time the Invesco Funds as reported in an article on the Web site thestreet.com on November 25, 2003. In exchange, Canary agreed to park money (i.e., sticky assets) in other areas of for cash management and hedge fund purposes.

39. Throughout the period of Canary's timing, Invesco regularly provided Canary with detailed breakdowns of the portfolios of the target funds. This enhanced Canary's timing ability by providing them additional information as to when it was most advantageous to exit a short term mutual fund position. Furthermore, the reports allowed Canary to sell short the stocks that the portfolios contained and allowed Canary to front-run the mutual funds' own selling of stocks it had investments in and was actively disposing of or hedge its short term Invesco_ Funds positions

40. The Invesco Funds prospectuses did not disclose the approved market timing activity in the Invesco Funds. Nor do the Invesco prospectuses to investors provide any warnings that their funds could be used for timing, but instead created the misleading impression that Invesco and the Invesco Funds actively policed market timers by identifying and barring timers from its funds.

41. Timing is an insidious problem because the harmful effect on individual fund shareholders may be small once the costs are spread out over all the investors in a fund, but their aggregate impact is not. One recent study estimates that U.S. mutual funds lose $4 billion each

year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002).[2]

42. As an example of the disruption that can be caused b market timing, the Invesco Technology Fund had a redemption rate of 518%, in 2002, meaning that redemptions for the year 2002 were five times greater than the **total net assets** of the fund at he end of 2002.

43. Canary and Invesco realized tens of millions of dolla s in profits as a result of these timing arrangements. In many cases Canary's profits also refl ct late trading, as Canary would frequently negotiate a timing agreement with a mutual fund r ianagement company, and then proceed to late trade the target funds through intermediaries.

DEMAND EXCUSED ALLEGATIO S

44. The plaintiff has not made demand upon the trustees of the Invesco Funds to bring an action against Canary, Invesco and any other culpable parties to r medy such wrongdoing.

45. Demand upon the trustees is excused because no suc demand is required for the plaintiffs to assert a federal claim under Section 36(b) of the Investr ent Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with he compensation and other payments paid to Invesco.

48. Demand upon the trustees is also excused because th unlawful acts and practices alleged herein are not subject to the protection of any business judgi ient rule and could not be ratified, approved, or condoned by disinterested and informed direct rs under any circumstances.

[2] See http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pd

49. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of Invesco and its directors and officers, who manage and control the day-to-day affairs of the Trust and the Invesco Funds.

50. Demand upon the trustees is also excused because the trustees of the Trust are all hand-picked by Invesco management, and thus owe their positions as well as their loyalties solely to Invesco management and lack sufficient independence to exercise business judgment. Because the Trustees oversee 46 portfolios of separate funds, the trustees derive substantial revenue and other benefits for their services.

51. Finally, demand upon the trustees is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Attorney General of the State of New York for some time.[3] On November 24, 2003 Invesco admitted publicly that it had permitted timed trading in the Invesco Funds and that it was the subject of an investigation by the Securities and Exchange Commission and the New York Attorney General's Office. Consequently, Invesco already has been informed of the wrongdoing alleged herein and has failed and refused to take appropriate action to recover damages for the Invesco Funds. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

[3] That investigation resulted in the filing of a Complaint by the New York Attorney General against Canary on September 3, 2003, and a $40 million partial settlement with Canary.

COUNT I

VIOLATION OF SECTION 36 OF THE INVESTMENT COMPANY ACT

52. Plaintiff incorporates by reference all of the paragraphs above as if set forth herein at length.

53. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

54. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

55. Under the Investment Company Act, each of the Invesco defendants owed to the Invesco Funds and their shareholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Aim Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

56. As alleged above, the Invesco defendant breached its fiduciary duty with respect to the receipt of compensation or other payments from the Invesco Funds or their shareholders.

57. By agreeing and/or conspiring with Canary to permit and/or encourage Canary to time the Invesco Funds, Invesco placed its own self-interest in maximizing its compensation and other payments over the interest of the Invesco Funds and its shareholders.

58. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

59. As a direct and proximate result of the Invesco defendants' wrongful conduct, the assets and value (including the NAV) of the Invesco Funds have been reduced and diminished and the corporate assets of the Invesco Funds have been wasted.

COUNT II

COMMON LAW BREACH OF FIDUCIARY DUTY

60. Plaintiff incorporates by reference all of the paragraph above as if set forth herein at length.

61. Each of the defendants owed to the Invesco Funds and their shareholders the duty to exercise due care and diligence in the management and administration of the affairs of the fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, defendants owed a duty to the Invesco Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

62. To discharge those duties, the defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Invesco Funds.

63. As alleged above, each defendant breached his or its fiduciary duty by receiving excessive compensation or payments in connection with Canary's timing scheme.

64. As alleged above, each defendant also breached his or its fiduciary duty to preserve and not to waste the assets of the Invesco Funds by permitting or incurring excess charges and expenses to the funds in connection with Canary's timing scheme.

65. Defendant Canary, with full knowledge of the Invesco's fiduciary duty to the Invesco Funds and their shareholders, and with full knowledge of the negative impact of their wrongdoing upon the assets of the Invesco Funds, conspired with and induced the Invesco defendants to participate in the timing scheme alleged herein and to breach their fiduciary duties to the Invesco Funds and their shareholders by doing so.

66. By agreeing and/or conspiring with Canary to permit and/or encourage Canary to engage in timing, the defendants placed their own self-interest in maximizing their fees, compensation, and other payments over the interest of the Invesco Funds and its shareholders.

67. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Invesco Funds has been reduced and diminished and the corporate assets of the Invesco Funds have been wasted.

WHEREFORE, plaintiff demands judgment against the defendants jointly, severally, or individually, as follows:

A. awarding damages to the Invesco Funds against all defendants for all damages sustained as a result of defendants' wrongdoing, in amounts to be proven at trial, together with interest thereon;

B. awarding plaintiffs their reasonable costs and xpenses incurred in bringing this action, including attorneys' and experts' fees; and

C. such other and further relief as this Court may seem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triabl .

Dated: Denver, Colorado
November 28, 2003

Address of Plaintiff:
13522 Newport Avenue
Tustin, CA 92780

By: [signature]

Charles W. Lill y
LILLEY & G. RCIA LLP
1600 Stout Stre t
Suite 1100
Denver, Colora o 80202
(303) 293-9800
Fax (303) 298-8975

WOLF HALD NSTEIN ADLER FREEMAN & HERZ LLP
Daniel W. Kras er
Fred T. Isquith
Mark C. Rifkin
Robert Abrams
Christopher S. Hinton
270 Madison A enue
New York, NY 10016
(212) 545-4600

JOSEPH J. NA RDULLI, ESQ.
1 Corporate Pla a #110
Newport Beach CA 92660
(949) 219-9938

ATTORNEYS FOR PLAINTIFFS